UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No.     )*

BFC Financial Corporation

(Name of Issuer)

Class B Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

055384101

(CUSIP Number)

Alan B. Levan

401 E. Las Olas Blvd., Suite 800

Fort Lauderdale, Florida 33301

(954) 940-4900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 055384101

1.	Names of Reporting Persons Alan B. Levan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☑
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,469,495
	8.	Shared Voting Power 8,566,567
	9.	Sole Dispositive Power 5,469,495
	10.	Shared Dispositive Power 970,750
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,036,062
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 93.6%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 055384101

1.	Names of Reporting Persons Levan Partners LLC (I.R.S. No. 46-4117885)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 707,882
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 707,882
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 707,882
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 055384101

1.	Names of Reporting Persons Florida Partners Corporation (I.R.S. No. 59-2354501)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 133,314
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 133,314
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 133,314
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.9%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 055384101

1.	Names of Reporting Persons Levan BFC Stock Partners LP (I.R.S. No. 20-4185196)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,684,571
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,684,571
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,684,571
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 055384101

1.	Names of Reporting Persons John E. Abdo
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,913,197
	9.	Sole Dispositive Power 4,443,580
	10.	Shared Dispositive Power 370,750
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,913,197
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 39.4%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 055384101

1.	Names of Reporting Persons Jarett S. Levan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,652,170
	9.	Sole Dispositive Power 177,451
	10.	Shared Dispositive Power 850,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,652,170
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.7%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 055384101

1.	Names of Reporting Persons Seth M. Wise
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,325,286
	9.	Sole Dispositive Power 525,853
	10.	Shared Dispositive Power 250,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,325,286
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.8%
14.	Type of Reporting Person (See Instructions) IN

Amendment to Schedule 13D

This Amendment to Schedule 13D is being filed by the reporting persons set forth on the cover sheets hereto (collectively, the “Reporting Persons”) to amend the Amended and Restated Schedule 13D filed on December 14, 2007, as previously amended (the “Schedule 13D”), relating to the Class B Common Stock, par value $0.01 per share, of BFC Financial Corporation, a Florida corporation (“BFC”).

BFC’s principal executive offices are located at 401 East Las Olas Boulevard, Suite 800, Fort Lauderdale, Florida 33301.

Item 2: Identity and Background

Item 2 of the Schedule 13D is amended to add the following:

Alan B. Levan, John E. Abdo, Jarett S. Levan and Seth M. Wise (the “Individual Reporting Persons”) have been added as Reporting Persons with respect to the Schedule 13D. Each Individual Reporting Person is a United States citizen. Mr. Alan Levan is the former Chairman, Chief Executive Officer and President of BFC and former Chairman and Chief Executive Officer of BBX Capital Corporation (“BBX Capital”). Mr. Alan Levan currently serves as a non-executive employee of BFC and BBX Capital in the role of Founder and Strategic Advisor to each company’s Board of Directors. Mr. Abdo is the Vice Chairman of BFC and BBX Capital. Mr. Jarett Levan is the Acting Chairman, Chief Executive Officer and President of BFC, and the President and Acting Chairman and Chief Executive Officer of BBX Capital. Mr. Wise serves as Executive Vice President of BFC and as a director of BBX Capital. The business address of each of Individual Reporting Person, BFC and BBX Capital is 401 East Las Olas Boulevard, Suite 800, Fort Lauderdale, Florida 33301. Mr. Jarett Levan is the son of Mr. Alan Levan.

Except as described below, no Individual Reporting Person (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In early 2012, the Securities and Exchange Commission (the “SEC”) brought suit against BBX Capital and Mr. Alan Levan alleging disclosure and accounting violations arising from public disclosures published in, or for the fiscal year ended, December 31, 2007. The case is styled In re: Securities and Exchange Commission v. BankAtlantic Bancorp, Inc. and Alan B. Levan. Prior to trial, the district court entered two summary judgments, one finding as a matter of fact that three sentences in an earnings conference call on July 25, 2007 were false, and the other striking a reliance on accountants defense. On December 15, 2014, the jury rendered a verdict finding in favor of BBX Capital and Mr. Alan Levan on all of the claims but the two tied to the pretrial summary judgments. Following the trial, the district court entered a final judgment (i)

barring Mr. Alan Levan from serving as an officer or director of any SEC reporting company for two years commencing on December 23, 2015, (ii) imposing monetary penalties of $4,550,000 against BBX Capital and $1,300,000 against Mr. Alan Levan, and (iii) permanently restraining BBX Capital and Mr. Alan Levan from violating securities laws. As a result of the court’s decision, effective December 23, 2015, Mr. Alan Levan resigned as Chairman and Chief Executive Officer of BBX Capital, as Chairman, Chief Executive Officer and President of BFC, and as a director of BBX Capital and BFC. BBX Capital and Mr. Alan Levan appealed the district court’s judgment to the Eleventh Circuit Court of Appeals. On September 28, 2016, the Eleventh Circuit Court of Appeals reversed the pretrial summary judgments and set aside the judgment of the district court. The reversal, once final, will terminate the financial penalties and set aside the two year officer and director bar imposed against Mr. Alan Levan. The court remanded the case for a new trial on the two claims stripped of the erroneous summary judgments. The order entered by the Eleventh Circuit Court of Appeals will not be final until all motions for rehearing are denied.

Item 3: Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended to add the following:

The information set forth under Item 4 below with respect to the shares of BFC’s Class B Common Stock issued by BFC to the Individual Reporting Persons in the share exchanges described in Item 4 is incorporated into this Item 3 by reference.

Item 4: Purpose of Transaction

Item 4 of the Schedule 13D is amended to add the following:

As BFC has previously disclosed, BFC entered into Share Exchange Agreements on September 4, 2015 with each Individual Reporting Person as a holder of restricted stock units (“BBX Capital RSUs”) of Class A Common Stock of BBX Capital. Pursuant to the Share Exchange Agreements, (a) each Individual Reporting Person granted BFC the option to acquire, simultaneously with the vesting of each BBX Capital RSU, some or all of the shares of BBX Capital’s Class A Common Stock which, absent the Share Exchange Agreement, would (after withholding) actually have been received by the Individual Reporting Person upon the vesting of the BBX Capital RSU and (b) BFC agreed to issue to the Individual Reporting Person shares of BFC’s Class A Common Stock or Class B Common Stock having an aggregate market value equal to the aggregate market value of the shares of BBX Capital’s Class A Common Stock acquired by BFC upon the option exercise. Pursuant to the Share Exchange Agreements, the market value of the shares of BFC’s Class A Common Stock and Class B Common Stock and of BBX Capital’s Class A Common Stock is the closing price of the applicable class of stock on the trading day immediately preceding the date of closing of the share exchange.

As BFC has also previously disclosed, on September 30, 2015, BFC issued a total of 1,218,476 shares of its Class B Common Stock to the Individual Reporting Persons and received a total of 221,821 shares of BBX Capital’s Class A Common Stock in exchange therefor. The following table sets forth the number of shares of BFC’s Class B Common Stock issued to each Individual Reporting Person on September 30, 2015 and the number of shares of BBX Capital’s Class A Common Stock which BFC received in exchange therefor.

Individual Reporting Person	Number of Shares of BFC’s Class B Common Stock Issued to the Individual Reporting Person	Number of Shares of BBX Capital’s Class A Common Stock Received by BFC
Alan B. Levan	405,624	73,843
John E. Abdo	405,624	73,843
Jarett S. Levan	204,413	37,213
Seth M. Wise	202,815	36,922

During September 2016, each Individual Reporting Person agreed, as a result of BFC’s and BBX Capital’s entry into an Agreement and Plan of Merger on July 27, 2016 and the 5.4 exchange ratio contemplated thereby, to receive no more than 5.4 shares of BFC’s Class A Common Stock or Class B Common Stock for each share of BBX Capital’s Class A Common Stock subject to vested BBX Capital RSUs with respect to any share exchanges effected during the pendency of the proposed merger.

Between September 30, 2016 and October 4, 2016, BFC issued a total of 1,530,822 shares of its Class B Common Stock to the Individual Reporting Persons pursuant to the Share Exchange Agreements and received a total of 283,486 shares of BBX Capital’s Class A Common Stock in exchange therefor. Because the exchange ratio calculated by dividing the closing price of BBX Capital’s Class A Common Stock on each relevant date by the closing price of BFC’s Class B Common Stock on each such date exceeded 5.4, BFC issued 5.4 shares of its Class B Common Stock for each share of BBX Capital’s Class A Common Stock received by it between September 30, 2016 and October 4, 2016.

The following table sets forth the number of shares of BFC’s Class B Common Stock issued to each Individual Reporting Person between September 30, 2016 and October 4, 2016, the number of shares of BBX Capital’s Class A Common Stock which BFC received in exchange therefor, and the date of share exchange.

Individual Reporting Person	Date of Share Exchange	Number of Shares of BFC’s Class B Common Stock Issued to the Individual Reporting Person	Number of Shares of BBX Capital’s Class A Common Stock Received by BFC
Alan B. Levan	9/30/2016	398,752	73,843
	10/1/2016	107,800	19,963
John E. Abdo	9/30/2016	398,752	73,843
	10/2/2016	107,800	19,963
Jarett S. Levan	9/30/2016	204,962	37,956
	10/3/2016	53,897	9,981
Seth M. Wise	9/30/2016	204,962	37,956
	10/4/2016	53,897	9,981

Item 5. Interest in Securities of the Issuer

The Reporting Persons and their controlling persons, officers, managers and directors beneficially own shares of BFC’s Class B Common Stock as set forth in the table below.

Name of Beneficial Owner	Notes	Class B Common Stock Ownership	Percent of Class B Common Stock(2)
Levan BFC Stock Partners LP	(1)	1,684,571	11.2%
Levan Partners LLC	(1)	707,882	4.7%
Florida Partners Corporation	(1)	133,314	*
Alan B. Levan	(1,3)	14,036,062	93.6%
Jarett S. Levan	(3,4)	2,652,170	17.7%
Susie C. Levan	(3)	1,200	*
John E. Abdo	(5)	5,913,197	39.4%
Seth M. Wise		1,325,286	8.8%

*	Represents less than 1%.
(1)	Alan B. Levan may be deemed to be a controlling person of each of Levan BFC Stock Partners LP, Levan Partners LLC (“Levan Partners”) and Florida Partners Corporation. As a result, the shares of BFC’s Class B Common Stock beneficially owned by these entities are included in Mr. Alan Levan’s holdings. Mr. Alan Levan’s holdings also include (i) the shares of BFC’s Class B Common Stock held by his wife, Ms. Susie Levan, and (ii) the shares of BFC’s Class B Common Stock held by Mr. Abdo, Mr. Jarett Levan and Mr. Wise as a result of the Shareholders Agreements described under Item 6 below.
(2)	Based on 15,002,235 shares of BFC’s Class B Common Stock outstanding as of October 18, 2016.
(3)	Mr. Jarett Levan and Ms. Susie Levan serve as Managers of Levan Partners with Mr. Alan Levan. The shares of BFC’s Class A Common Stock and Class B Common Stock held by Levan Partners are not included in Mr. Jarett Levan’s or Ms. Susie Levan’s holdings as neither of them is deemed to have voting or investment power over the shares.
(4)	Mr. Jarett Levan’s holdings include the shares of BFC’s Class B Common Stock held by Mr. Wise as a result of the Shareholders Agreement between them described under Item 6 below. However, see the description of the Shareholders Agreement between Mr. Jarett Levan and Mr. Alan Levan described under Item 6 below.
(5)	The shares are held by Mr. Abdo as Trustee under Trust Agreement dated March 15, 1976 for the benefit of John E. Abdo.

In addition, the information set forth on the cover pages of this Amendment is incorporated into this Item 5 by reference.

None of the Reporting Persons nor any of their controlling persons, officers, managers or directors has effected any transaction in any shares of BFC’s Class B Common Stock during the past 60 days except for (i) the share exchanges effected between September 30, 2016 and October 4, 2016, as described in Item 4 above, and (ii) the following:

•	On October 1, 2016, Mr. Alan Levan surrendered to BFC 81,579 shares of BFC’s Class B Common Stock to satisfy BFC’s tax withholding obligation relating to the vesting on October 1, 2016 of restricted stock awards of BFC’s Class B Common Stock previously granted to him.

•	On October 2, 2016, Mr. Abdo surrendered to BFC 81,579 shares of BFC’s Class B Common Stock to satisfy BFC’s tax withholding obligation relating to the vesting on October 2, 2016 of restricted stock awards of BFC’s Class B Common Stock previously granted to him.

•	On October 3, 2016, Mr. Jarett Levan surrendered to BFC 40,790 shares of BFC’s Class B Common Stock to satisfy BFC’s tax withholding obligation relating to the vesting on October 3, 2016 of restricted stock awards of BFC’s Class B Common Stock previously granted to him.

•	On October 4, 2016, Mr. Wise surrendered to BFC 40,790 shares of BFC’s Class B Common Stock to satisfy BFC’s tax withholding obligation relating to the vesting on October 4, 2016 of restricted stock awards of BFC’s Class B Common Stock previously granted to him.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended to add the following:

As previously disclosed, the Individual Reporting Persons are parties to the following Shareholder Agreements with respect to their holdings of BFC’s Class B Common Stock.

Mr. Alan Levan and Mr. Abdo are parties to a Shareholders Agreement pursuant to which (i) they have agreed to vote the shares of BFC’s Class B Common Stock that they own or control, directly or indirectly, in favor of the election of the other to BFC’s Board of Directors for so long as they are willing and able to serve as directors of BFC, and (ii) Mr. Abdo has agreed to vote the shares of BFC’s Class B Common Stock that he owns or controls, directly or indirectly, in the same manner as Mr. Alan Levan (or upon Mr. Alan Levan’s death, unless previously revoked, Mr. Jarett Levan) votes his shares of BFC’s Class B Common Stock. In addition, the Shareholders Agreement places restrictions on Mr. Abdo’s right to sell 370,750 shares of BFC’s Class B Common Stock (the “Restricted Shares”) or convert any such Restricted Shares into shares of BFC’s Class A Common Stock without the consent of Mr. Alan Levan (or upon Mr. Alan Levan’s death, unless previously revoked, Mr. Jarett Levan), subject to certain exceptions. Under the Shareholders Agreement, if the Restricted Shares have not previously been converted into shares of BFC’s Class A Common Stock by June 13, 2021, then Mr. Abdo will be free to convert such shares into shares of BFC’s Class A Common Stock and to sell the shares of

BFC’s Class A Common Stock received upon conversion, provided that Mr. Alan Levan (or if designated by Mr. Alan Levan, or upon Mr. Alan Levan’s death, unless previously revoked, Mr. Jarett Levan) is first given the opportunity to purchase the shares in accordance with the procedures set forth in the Shareholders Agreement, including at the price determined in accordance therewith. The Shareholders Agreement does not restrict in any way the transfer or voting of any shares of BFC’s Class A Common Stock that Mr. Abdo or Mr. Alan Levan may now or hereafter own or control, including shares acquired upon a permitted conversion of BFC’s Class B Common Stock.

Mr. Alan Levan and Mr. Jarett Levan are parties to a Shareholders Agreement pursuant to which (i) Mr. Alan Levan and Mr. Jarett Levan have agreed to vote the shares of BFC’s Class B Common Stock that they own or control, directly or indirectly, in favor of the election of the other to BFC’s Board of Directors for so long as they are willing and able to serve as directors of BFC, and (ii) Mr. Jarett Levan has agreed to vote the shares of BFC’s Class B Common Stock that he owns or controls, directly or indirectly, in the same manner as Mr. Alan Levan votes his shares of BFC’s Class B Common Stock. In addition, the agreement places restrictions on Mr. Jarett Levan’s right to sell the shares of BFC’s Class B Common Stock owned or controlled by him, subject to certain limited exceptions, or to convert shares of BFC’s Class B Common Stock into shares of BFC’s Class A Common Stock without Mr. Alan Levan’s approval if after giving effect to such conversion Mr. Jarett Levan would beneficially own less than 600,000 shares of BFC’s Class B Common Stock. The Shareholders Agreement does not restrict in any way the transfer or voting of any shares of BFC’s Class A Common Stock that Mr. Alan Levan or Mr. Jarett Levan may now or hereafter own or control, including shares acquired upon a permitted conversion of BFC’s Class B Common Stock.

Mr. Jarett Levan and Mr. Wise are parties to a Shareholders Agreement pursuant to which (i) Mr. Jarett Levan and Mr. Wise have agreed to vote the shares of BFC’s Class B Common Stock that they own or control, directly or indirectly, in favor of the election of the other to BFC’s Board of Directors for so long as they are willing and able to serve as directors of BFC, and (ii) Mr. Wise has agreed to vote the shares of BFC’s Class B Common Stock that he owns or controls, directly or indirectly, in the same manner as Mr. Jarett Levan votes his shares of BFC’s Class B Common Stock. The Shareholders Agreement between Mr. Jarett Levan and Mr. Wise also places restrictions on Mr. Wise’s right to sell shares of BFC’s Class B Common Stock that he owns or controls, subject to certain limited exceptions, or to convert shares of BFC’s Class B Common Stock into shares of BFC’s Class A Common Stock prior to October 2034 if after giving effect to such conversion Mr. Wise would own or control less than 250,000 shares of BFC’s Class B Common Stock. Provided that Mr. Jarett Levan is first given the opportunity to purchase the shares of BFC’s Class B Common Stock in accordance with the procedures set forth in the Shareholders Agreement, including at the price determined in accordance therewith, (i) until October 2034, Mr. Wise may convert shares of BFC’s Class B Common Stock that he owns or controls in excess of 250,000 shares into shares of BFC’s Class A Common Stock and sell the shares of BFC’s Class A Common Stock received upon conversion, and (ii) after October 2034, Mr. Wise may convert any or all of the shares of BFC’s Class B Common Stock that he owns or controls into shares of BFC’s Class A Common Stock and sell the shares of BFC’s Class A Common Stock received upon conversion. The Shareholders Agreement does not restrict in any way the transfer or voting of any shares of BFC’s Class A Common Stock that Mr. Jarett Levan or Mr. Wise may now or hereafter own or control, including shares acquired upon a permitted conversion of BFC’s Class B Common Stock.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated as of October 25, 2016, by and between Alan B. Levan, John E. Abdo, Jarett S. Levan, Seth M. Wise, Levan Partners LLC, Florida Partners Corporation and Levan BFC Stock Partners LP

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 25, 2016

Date

/s/ Alan B. Levan
Alan B. Levan

/s/ John E. Abdo
John E. Abdo

/s/ Jarett S. Levan
Jarett S. Levan

/s/ Seth M. Wise
Seth M. Wise

Levan Partners LLC

/s/ Alan B. Levan
Signature

Alan B. Levan/Manager
Name/Title

Florida Partners Corporation

/s/ Alan B. Levan
Signature

Alan B. Levan/President
Name/Title

Levan BFC Stock Partners LP

By: Levan Management LLC Its General Partner

/s/ Alan B. Levan
Signature

Alan B. Levan/President
Name/Title